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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

11021506

SEC Mail Processing Section
MAY 3 1 2011
Washington, DC
110

SEC FILE NUMBER
8-26042

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 03/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: BTMU Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO. 10151

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Palmeri — (212) 782-5742
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

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BTMU FINANCIAL SERVICES, INC.
(SEC I.D. No. 8-26042)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE THREE MONTHS ENDED MARCH 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT
Under the Securities Exchange Act of 1934

BTMU FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

AFFIRMATION

I, Martin Palmeri, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BTMU Financial Services, Inc., ("BTMUFS"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ, Ltd. for the three months ended March 31, 2011, are true and correct. I further affirm that neither BTMUFS nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] May 26, 2011
Signature Date

Managing Director & Chief Financial Officer
Title

MARY AGNES CALDERARO
Notary Public, State of New York
No. 01CA6079527
Qualified in Suffolk County
Commission Expires Aug. 26, 2014

[signature: Mary Agnes Calderaro]
Notary Public

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
BTMU Financial Services, Inc.
New York, New York

We have audited the accompanying statement of financial condition of BTMU Financial Services, Inc. (the "Company"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ, Ltd., as of March 31, 2011, and the related statements of income, cash flows, changes in stockholders' equity, for the period from January 1, 2011 through March 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BTMU Financial Services, Inc. at March 31, 2011, and the results of its operations and its cash flows for period from January 1, 2011 through March 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 1 and 3, the financial statements include significant transactions with affiliates and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 26, 2011

BTMU FINANCIAL SERVICES, INC.

Statement of Financial Condition
As of March 31, 2011

Assets		
Cash and cash equivalents	$	12,831,181
Current tax asset		52,588
Deferred tax asset		127,056
Total assets	**$**	**13,010,825**
Liabilities and Shareholder's Equity		
Liabilities:		
Accrued expenses	$	90,601
Total Liabilities		90,601
Shareholder's Equity:		
Common stock $1 par value: 250,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		8,182,798
Retained earnings		4,736,426
Total shareholder's equity		12,920,224
Total liabilities and shareholder's equity	**$**	**13,010,825**

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

Statement of Operations
For the three months ended March 31, 2011

Revenue:		
Placement fees	$	11,369
Expenses:		
Service contracts		137,650
Training and education		102,378
Registration costs		100,416
Professional fees		47,857
Management fees to affiliate		11,369
Association dues		6,093
Other		162
Total expenses		405,925
Loss before income tax benefit		(394,556)
Income tax benefit		(164,511)
Net loss	$	(230,045)

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

Statement of Cash Flows
For the three months ended March 31, 2011

Cash flows from operating activities:		
Net loss	$	(230,045)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in current tax asset		60,395
Increase in deferred tax asset		(167,332)
Increase in accrued expenses		45,600
Net cash used in operating activities		(291,382)
Net decrease in cash and cash equivalents		(291,382)
Cash and cash equivalents - beginning of period		13,122,563
Cash and cash equivalents - end of period	$	12,831,181
Supplemental cash flow information:		
Income taxes refunded	$	59,478

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

Statement of Changes in Shareholder's Equity
For the three months ended March 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2011	$ 1,000	$ 8,182,798	$ 4,966,471	$ 13,150,269
Net loss	-	-	(230,045)	(230,045)
Balance, March 31, 2011	**$ 1,000**	**$ 8,182,798**	**$ 4,736,426**	**$ 12,920,224**

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

Notes to Financial Statements
As of and for the three months ended March 31, 2011

1. ORGANIZATION AND NATURE OF OPERATIONS

BTMU Financial Services, Inc. ("BTMUFS" or the "Company") is a subsidiary of the Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU"). On January 7, 2011, ownership of the Company was transferred from the Bank of Tokyo-Mitsubishi UFJ Trust Company ("BTMUT") to BTMU, pursuant to the terms of a Stock Purchase Agreement by and between BTMU, as buyer, and BTMUT, as seller. This agreement, along with the application to the Financial Industry Regulatory Authority ("FINRA"), is anticipated to be approved on or about June 7, 2011. If the agreement is not approved by FINRA, ownership will be transferred back to BTMUT.

The transfer of ownership was through the sale of stock. There was no transactional activity from January 1, 2011 through January 6, 2011.

For reporting purposes, BTMUFS changed its fiscal year end from December 31 to March 31 to correspond with BTMU's year end.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is engaged primarily in debt and equity lease placement and syndication activities and provides related consulting services to third-party investors in the areas of transaction structuring, credit analysis and project financing.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to financial statements. Actual results could differ from those estimates. There were no significant estimates as of or for the three months ended March 31, 2011.

Cash and Cash Equivalents - The Company has defined cash and cash equivalents in the statement of cash flows as cash and short-term investments with original maturities of less than three months.

Income Taxes - The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized. It is the Company's policy to record interest and penalties related to income tax as part of the income tax provision.

Revenue Recognition - Placement fees and structuring fees, which are contingent upon the successful completion of a transaction or underwriting placement, are recognized in the period in which transaction is closed.

3. TRANSACTIONS WITH AFFILIATES

The Company receives services from various affiliates, including management and professional services, computer operations and administrative support, financial reporting, compliance monitoring, and other support functions. There were no such services for the three months ended March 31, 2011.

To the extent that placement fees are earned, the Company pays various affiliates for arranging those services. The Company recognized $11,369 in placement fees and reported $11,369 in management fees to affiliate for the three months ended March 31, 2011. These management fees to affiliate are under a prior agreement in place with BTMU Capital Corporation ("BTMUCC").

4. INCOME TAXES

Prior to the transfer of ownership as referred to in Note 1, the Company previously filed its federal, state and local taxes under the consolidated BTMUT tax returns. After the transfer, the Company files its federal, state and local income taxes on a standalone basis. The current and deferred income tax provision (benefit) is summarized below:

		Three Months Ended March 31, 2011
Current income tax provision:		
Federal	$	-
State and local		2,821
Total		2,821
Deferred income tax benefit:		
Federal		(123,970)
State and local		(43,362)
Total deferred benefit		(167,332)
Income tax (benefit)	$	(164,511)

The federal statutory rate is reconciled to the effective income tax rate as follows:

Statutory federal income tax rate	35.0%
State income taxes, net of federal benefit	10.5%
Change in deferred tax assets due to change in effective tax rate and other	-3.8%
Total effective income tax rate	41.7%

At December 31, 2010, the Company recorded a franchise tax receivable of $114,887 resulting from an overpayment of Massachusetts net worth tax for 2007 through 2010. During the three months ended March 31, 2011, $59,478 was received. The remaining balance is included in Current tax asset in the statement of financial position.

Deferred tax assets of $127,056 are primarily related to the tax benefit of net operating losses, along with the temporary differences for the deductibility of accrued professional fees and the taxability of accrued state tax refunds.

No valuation allowance was required for the deferred tax asset as of March 31, 2011.

There were no uncertain tax positions as of or during the three months ended March 31, 2011. For Federal and Massachusetts, the tax years 2008 through March 2011 are open for examination. For Federal, New York State and New York City, the three month period ending March 31, 2011 is open for examination.

The Company has net operting loss carryforwards of $292,897, $291,376 and $290,076 for Federal, New York State and New York City respectively. Such carryforwards, if not utilized, are scheduled to expire in the year ending March 31, 2031.

5. NET CAPITAL REQUIREMENTS AND RESERVE REQUIREMENTS

The Company is a registered broker-dealer with the SEC and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At March 31, 2011, the Company's net capital and minimum required net capital were $12,740,580 and $6,040, respectively, and its ratio of aggregate indebtedness to net capital was approximately .007 to 1.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) and K(2) (ii) of that rule.

6. COMMITMENTS AND CONTINGENCIES

In accordance with ASC 450, *Accounting for Contingencies*, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At March 31, 2011, the Company believes that no liability has been incurred and no accrual is necessary.

7. SUBSEQUENT EVENT

Management of the Company has evaluated subsequent events through May 26, 2011, the date the financial statements were available to be issued.

On April 27, 2011, the Board of Directors of BTMUFS consented and approved to change the name of the Company to BTMU Securities, Inc. On May 5, 2011, BTMU also consented and approved this name change. The name change became effective on May 19, 2011, as approved by The Commonwealth of Massachusetts.

* * * * * *

BTMU FINANCIAL SERVICES, INC.

Computation of Net Capital and Aggregate Indebtedness for Brokers and Dealers Pursuant to Rule 15c3-1 Under The Securities Exchange Act of 1934 March 31, 2011

TOTAL OWNERSHIP EQUITY	$	12,920,224
NONALLOWABLE ASSETS:		
Tax Assets		(179,644)
NET CAPITAL		12,740,580
MINIMUM NET CAPITAL REQUIRED (the greater of 6-2/3% of total aggregate indebtedness or $5,000)		6,040
EXCESS NET CAPITAL	$	12,734,540
Computation of Aggregate Indebtedness		
Total aggregate indebtedness from statement of financial condition	$	90,601
Ratio of aggregate indebtedness to net capital		0.007

There are no material differences between the amounts presented above and the amounts included in the Company's corresponding unaudited FOCUS Report filed on April 20th, 2011.

BTMU FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF MARCH 31, 2011

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) and K(2) (ii)of that rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 26, 2011

To the Board of Directors and Shareholder of
BTMU Financial Services, Inc.
New York, New York

In planning and performing our audit of the financial statements of BTMU Financial Services, Inc. (the "Company"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ, Ltd., as of March 31, 2011 and for the period from January 1, 2011 through March 31, 2011 (on which we issued our report dated May 26, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP